UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2022

Commission File Number: 001-39734

Oriental Culture Holding LTD.

Room 1402, Richmake Commercial Building

198-200 Queen’s Road Central, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On November 23, 2022, the Board of Directors (the “Board”) of Oriental Culture Holding LTD. (the “Company”) received a resignation letter from Ms. Lijia Ni to resign from her position as the Chief Financial Officer (“CFO”) of the Company, effective immediately.

On November 29, 2022, the Company appointed Ms. Xi Li as the CFO of the Company, effective immediately.

Ms. Li, age 35, served as the financial manager of the Company from September 27, 2022 to November 28, 2022. From October 2016 to Jun 2022, Ms. Li served as the financial manager of Golden Wheel Tiandi Holdings Company Limited. From September 2013 to February 2016, Ms. Li was a senior audit associate of KPMG Singapore office and an assistant audit manager of KPMG Shanghai Office. From June 2011 to July 2013, Ms. Li served as an audit associate of Adept Public Accounting Corporation in Singapore.

Ms. Li obtained her Bachelor’s Degree of Science in Applied Accounting from Oxford Brookes University (UK) in 2011 and she is a fellow member of Chartered Association of Certified Public Accountants (ACCA).

In connection with her appointment, the Company entered into an employment agreement (the “Agreement”) with Ms. Li on November 29, 2022. The Agreement provides that Ms. Li will receive compensation in the amount of RMB288,000 per year and the term of the Agreement is for one (1) year.

Ms. Li was not selected pursuant to any arrangement or understanding between her and any other person. There are no family relationships between Ms. Li and the directors, nor between Ms. Li and any executive officer of the Company. Ms. Li is not a party to any transaction that would require disclosure under Item 404(a) of Regulation S-K promulgated under the Securities Act of 1933, as amended.

The foregoing description of the Agreement is only a summary of the terms of the Agreement and does not purport to be a complete description of such document, and is qualified in its entirety by reference to the Agreement, a copy of which is attached as an exhibit hereto and incorporated by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Oriental Culture Holding LTD

Date: November 30, 2022	By:	/s/ Yi Shao
	Name:	Yi Shao
	Title:	Chief Executive Officer

Exhibit Index

Exhibit No.	Description
10.1	Employment Agreement by and between Oriental Culture Holding LTD. and Xi Li dated November 29, 2022

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